UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

OMB APPROVAL
OMB Number: 3235-0101 Expires: 0D\ , 2017 Estimated average burden hours per response ........... 1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) CRESUD SACIF Y A	(b) IRS IDENT. NO. 00-0000000	(c) S.E.C. FILE NO. 001-29190		WORK LOCATION

1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE MORENO 877, BUENOS AIRES, ARGENTINA, C1091AAQ (b)			(e) TELEPHONE NO.
			AREA COD 54	NUMBER 11 4323-7400
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD INVERSIONES FINANCIERAS DEL SUR S.A.	RELATIONSHIP TO ISSUER STOCKHOLDER	(c) ADDRESS STREET CITY STATE ZIP CODE RUTA 8 KM 17.500 EDIFICIO @1 OFFICE 106 ZONAMÉRICA CP91600 MONTEVIDEO URUGUAY

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		Broker-Dealer File Number
Global Depositary Shares, each representing 10 common shares	JP MORGAN SECURITIES LLC 277 Park Avenue New York, NY 10172		501,600	5,492,520 (closing price April 21th)	50,164,280	04 22 2016	NASDAQ

INSTRUCTIONS:
    1. (a)  Name of issuer
    (b)  Issuer’s I.R.S. Identification Number
    (c)  Issuer’s S.E.C. file number, if any
    (d)  Issuer’s address, including zip code
    (e)  Issuer’s telephone number, including area code

    2 .(a)   Name of person for whose account the securities are to be sold
    (b)  Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
    (c)   Such person’s address, including zip code

3 . (a)   Title of the class of securities to be sold
     (b)  Name and address of each broker through whom the securities are intended to be sold
     (c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
     (d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
     (e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
     (f)   Approximate date on which the securities are to be sold
     (g)  Name of each securities exchange, if any, on which the securities are intended to be sold

Potential  persons  who  are  to  respond  to  the  collection  of  information  contained  in  this  form  are  not
required  to  respond  unless  the  form  displays  a  currently  valid  OMB  control  number.                                                                                                                                                             SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Global Depositary Shares, each representing 10 common shares
01/25/2010
01/26/2010
01/27/2010
01/28/2010
02/12/2010
02/16/2010
02/17/2010
02/18/2010
02/19/2010
02/22/2010
02/23/2010
02/24/2010
02/25/2010
02/26/2010
03/01/2010
03/02/2010
03/23/2010
03/24/2010
03/25/2010
03/26/2010
03/29/2010
04/01/2010
04/07/2010
04/08/2010
04/09/2010
04/12/2010
04/13/2010
04/14/2010
04/15/2010
04/16/2010
04/19/2010
04/20/2010
04/21/2010
04/22/2010

Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases

NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA z|
47,594
64,400
36,603
18,927
20,080
22,317
23,855
8,000
7,000
9,867
15,856
14,351
21,644
6,303
3,100
5,500
16,605
8,000
19,500
12,379
9,000
21,095
11,000
5,500
9,804
4,933
6,339
2,873
2,643
17,975
10,342
4,665
8,850
4,700

01/28/2010
01/29/2010
02/01/2010
02/02/2010
02/18/2010
02/19/2010
02/22/2010
02/23/2010
02/24/2010
02/25/2010
02/26/2010
03/01/2010
03/02/2010
03/03/2010
03/04/2010
03/05/2010
03/26/2010
03/29/2010
03/30/2010
03/31/2010
04/01/2010
04/07/2010
04/12/2010
04/13/2010
04/14/2010
04/15/2010
04/16/2010
04/19/2010
04/20/2010
04/21/2010
04/22/2010
04/23/2010
04/26/2010
04/27/2010

Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash

INSTRUCTIONS:  If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

  REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard  to the current and prospective operations of the Issuer of the securities to be sold which has not been  publicly disclosed. If such person has adopted   a written trading plan or given trading instructions to satisfy  Rule

10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date

                April 22, 2016                                                                                                         /s/ Saul Zang - Director

DATE OF NOTICE                                                                                                                (SIGNATURE)

DATE  OF  PLAN  ADOPTION  OR  GIVING  OF  INSTRUCTION, IF RELYING ON RULE 10B5-1

The  notice  shall  be  signed  by  the  person  for  whose  account  the  securities  are  to  be  sold.   At  least  one  copy of the notice shall be manually signed.Any copies not manually signed shall bear typed or printed signatures.

ATTENTION:  Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)